EXHIBIT 4.15
[Letterhead of SandRidge Energy, Inc.]

October 4, 2007
Dear Stockholder of SandRidge Energy, Inc.:
     Reference is hereby made to the registration rights agreement, dated March 20, 2007 (the “Registration Rights Agreement”) between Sand Ridge Energy, Inc. (the “Company”), and purchasers party thereto. In connection with its proposed initial public offering, the Company proposes to make the following amendment (the “Amendment”) to the Registration Rights Agreement:
•	The following new clause Clause 3(h) shall be added to the Registration Rights Agreement immediately following clause 3(g):
“(h) Upon an initial public offering of the Company’s equity securities, Holders that are beneficiaries of this Agreement, whether or not they sell in the initial public offering, will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock of the Company (including, without limitation, shares of common stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock of the Company, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock of the Company, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, or (3) publicly disclose the intention to do any of the foregoing, for a period commencing on the effective date of the registration statement related to the initial public offering and ending on the later of (x) the 60th day following the effective date of the registration statement related to the initial public offering and (y) January 1, 2008. Notwithstanding the foregoing, the restrictions contained in this paragraph shall not apply to any shares purchased in the initial public offering of the Company’s equity securities or in the open market after the initial public offering.”
•	In the event that the Company has not priced its proposed initial public offering by January 1, 2008, this amendment shall become null and void and shall be of no force and effect.

Very truly yours, SANDRIDGE ENERGY, INC.
By:	/s/ Tom L. Ward
Tom L. Ward
Chairman, Chief Executive Officer and President

     The undersigned hereby (i) represents that as of September 28, 2007 it is the beneficial holder of the number of shares of common stock, par value $0.001 per share, of the Company set forth below its name below, all of which constitute Transfer Restricted Securities as defined in the Registration Rights Agreement and (ii) consents to, acknowledges and accepts the Amendment.

Shareholder Name (printed):

By:

Name:

Title:

Number of Transfer Restricted Shares of Common Stock held:

PLEASE RETURN TO BRUCE THOMPSON BY FACSIMILE OR EMAIL AT
(405) 753-5988 OR BTHOMPSON@SDRGE.COM